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                 May 10, 2022

       John Swallow
       President and Chief Executive Officer
       Idaho Strategic Resources, Inc.
       201 North 3rd St
       Coeur d'Alene, ID 83814

                                                        Re: Idaho Strategic
Resources, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed May 4, 2022
                                                            File No. 333-264647

       Dear Mr. Swallow:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

             Please contact Arthur Tornabene-Zalas at (202) 551-3162 or Loan Lauren Nguyen, Legal
       Branch Chief, at (202) 551-3642 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Energy & Transportation
       cc:                                              Luke O'Dowd, Esq.